Via Facsimile and U.S. Mail
Mail Stop 6010

May 21, 2008

Mr. James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: Eli Lilly and Company
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed February 29, 2008
    File Number: 001-06351

Dear Mr. Lootens:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. Throughout the Form 10-K, you refer to various agreements or relationships with third parties that you discuss but have not included as material contracts or exhibits. In particular we note the following:

    • The collaborations with Quintiles Transnational Corp. and Boehringer Ingelheim GmbH for the promotion of Cymbalta. In that regard, we note that Cymbalta contributed more than $2 billion to your revenues in 2007.

- • Manufacturing relationships for your significant products. In that regard, we note that four of your significant products are manufactured by others: Actos by Takeda; ReoPro by Centocor; Xigris by Lonza Biologics and DSM, N.V.; and Byetta by third-party suppliers to Amylin, and that you have identified manufacturing difficulties as a material risk to your business on page 12.

Please note that Item 601(b)(10)(ii)(B) of Regulation S-K requires you to include as exhibits contracts that your business is substantially dependent upon. Please provide us with an analysis supporting your determination that your business is not substantially dependent on any of these agreements or relationships. To the extent that your business is substantially dependent on any of these agreements or relationships, please revise your discussion to disclose all material terms, including, aggregate amounts paid/received to date, required annual payments and duration and termination provisions. Please also include the agreements as exhibits to the Form 10-K.

2. Throughout the Form 10-K, you also refer to various licensing arrangements. For any licensing arrangement that is material to your business, please describe all the material terms in the Form 10-K, including payment provisions, the existence of royalty provisions, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and obligations that must be met to keep the license in place, duration and termination provisions. Please also include the agreements as exhibits to the Form 10-K.

3. We note that you obtain certain raw materials principally from only one source. For any sole source supply agreement or arrangement that is material to your business, please describe the material terms in the Form 10-K. Please also include the agreements as exhibits to the Form 10-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director